June 28, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re: Centergistic Solutions, Inc.
      Form 10-KSB for Fiscal Year Ended June 30, 2006
      Filed February 22, 2007
      File no. 000-51433

In response to your comment letter of May 4, 2007, we have prepared the following responses to the inquiries noted. We have also provided an amended 10-KSB report as well as a marked copy of the changes.

Report of Independent Registered Public Accounting Firm, page F-2

We have inserted the audit opinion report from Haskell & White for the year ended June 30, 2005. Haskell & White performed the audit work for the year ended June 30, 2005. The omission of this audit opinion covering the year ended June 30, 2005 was based on miscommunication with our new auditors, Moore & Associates. We have amended the 10-KSB to include the audit opinion covering each of the two years preceding the balance sheet date, Haskell & White 2005 and Moore & Associates 2006.

Summary of Significant Accounting Policies, page F-9 (amended F-10)

We are currently under negotiations with Crescent Fund LLC, a Delaware Limited Liability Company, located at 67 Wall Street, 22nd Floor, New York, New York for a consulting agreement to provide capital funding services and investor relations services. We expect to conclude negotiations in early July and sign the agreement shortly thereafter. The intent is to raise $3 to 5 million in equity commencing after our stock becomes eligible and begins trading on the OTCBB.
We believe the equity offering is probable and should commence by the end of September 2007.

302 Certifications

Effective with the filing of this amended 10-KSB; we have removed the title of the certifying individual from the beginning of the certification. We will no longer include the title of the certifying individual at the beginning of the certification in any future filings.

We acknowledge that Centergistic Solutions, Inc. is responsible for the accuracy of the disclosure in this filing; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Centergistic Solutions, Inc. may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any further questions or require additional information.

Sincerely,

David M. Cunningham, Jr.
Centergistic Solutions, Inc.
President/Chief Operating and Financial Officer